Exhibit 99.2

Financial Report

Results of Operations

Three-month period ended June 30, 2015 compared to the three-month period ended June 30, 2014

During the three-month periods ended June 30, 2015 and 2014, we had an average of 55.0 and 55.7 vessels, respectively, in our fleet. In the three-month period ended June 30, 2014, we accepted delivery of the newbuild vessel MSC Amalfi with a TEU capacity of 9,403 and the secondhand vessels Neapolis and Areopolis with an aggregate TEU capacity of 4,119, and we sold the vessel Konstantina with TEU capacity of 3,351. In the three-month periods ended June 30, 2015 and 2014, our fleet ownership days totaled 5,005 and 5,070 days, respectively. Ownership days are the primary driver of voyage revenue and vessels’ operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Three-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2014	2015	Change	Change

Voyage revenue	$123.5	$123.2	$(0.3)	(0.2%)
Voyage expenses	(1.1)	(0.4)	(0.7)	(63.6%)
Voyage expenses – related parties	(0.9)	(0.9)	-	-
Vessels’ operating expenses	(30.5)	(30.2)	(0.3)	(1.0%)
General and administrative expenses	(1.4)	(1.4)	-	-
Management fees – related parties	(4.8)	(4.9)	0.1	2.1%
General and administrative expenses – non-cash component	-	(2.7)	2.7	100.0%
Amortization of dry-docking and special survey costs	(1.9)	(1.8)	(0.1)	(5.3%)
Depreciation	(26.6)	(25.3)	(1.3)	(4.9%)
Amortization of prepaid lease rentals	(1.1)	(1.2)	0.1	9.1%
Loss on sale / disposal of vessels	(2.9)	-	(2.9)	(100.0%)
Foreign exchange gains/ (losses)	-	(0.1)	0.1	100.0%
Interest income	0.2	0.3	0.1	50.0%
Interest and finance costs	(22.6)	(21.8)	(0.8)	(3.5%)
Swaps breakage cost	(3.5)	-	(3.5)	(100.0%)
Equity gain on investments	-	0.1	0.1	100.0%
Other	1.9	-	(1.9)	(100.0%)
Gain / (Loss) on derivative instruments	(0.9)	11.4	12.3	1,366.7%
Net Income	$27.4	$44.3

(Expressed in millions of U.S. dollars, except percentages)	Three-month period ended June 30,		Change	Percentage Change
	2014	2015

Voyage revenue	$123.5	$123.2	$(0.3)	(0.2%)
Accrued charter revenue	2.5	0.8	(1.7)	(68.0%)
Voyage revenue adjusted on a cash basis	$126.0	$124.0	$(2.0)	(1.6%)

Vessels operational data	Three-month period ended June 30,			Percentage Change
	2014	2015	Change

Average number of vessels	55.7	55.0	(0.7)	(1.3%)
Ownership days	5,070	5,005	(65)	(1.3%)
Number of vessels under dry-docking	1	1	-

Voyage Revenue

Voyage revenue decreased by 0.2%, or $0.3 million, to $123.2 million during the three-month period ended June 30, 2015, from $123.5 million during the three-month period ended June 30, 2014. This decrease was mainly due to (i) revenue not earned by vessels sold for demolition during the six-month period ended December 31, 2014, (ii) decreased charter rates in certain of our vessels during the three-month period ended June 30, 2015, compared to the three-month period ended June 30, 2014, and (iii) increased off-hire days, mainly due to scheduled dry-dockings during the three-month period ended June 30, 2015, compared to the three-month period ended June 30, 2014; partly offset by the revenue earned by the one newbuild and two secondhand vessels delivered to us during the six-month period ended December 31, 2014.

 Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), decreased by 1.6%, or $2.0 million, to $124.0 million during the three-month period ended June 30, 2015, from $126.0 million during the three-month period ended June 30, 2014. This decrease was mainly due to (i) revenue not earned by vessels sold for demolition during the six-month period ended December 31, 2014, (ii) decreased charter rates in certain of our vessels during the three-month period ended June 30, 2015, compared to the three-month period ended June 30, 2014, and (iii) increased off-hire days, mainly due to scheduled dry-dockings during the three-month period ended June 30, 2015, compared to the three-month period ended June 30, 2014; partly offset by the revenue earned by the one newbuild and two secondhand vessels delivered to us during the six-month period ended December 31, 2014.

Voyage Expenses

Voyage expenses were $0.4 million, during the three-month period ended June 30, 2015 and $1.1 million during the three-month period ended June 30, 2014. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $0.9 million during the three-month periods ended June 30, 2015 and 2014, and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which include the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 1.0%, or $0.3 million, to $30.2 million during the three-month period ended June 30, 2015, from $30.5 million during the three-month period ended June 30, 2014. The decrease was mainly attributable to the decreased ownership days of our vessels during the three-month period ended June 30, 2015, compared to the three-month period ended June 30, 2014.

General and Administrative Expenses

General and administrative expenses were $1.4 million during the three-month periods ended June 30, 2015, and 2014.  General and administrative expenses for the three-month period ended June 30, 2015, included $0.63 million which is part of the annual fee that our manager receives based on the amended and restated group management agreement, effective as of January 1, 2015.  For the three-month period ended June 30, 2014 this amount was $0.25 million.

Management Fees – related parties

Management fees paid to our managers increased by 2.1%, or $0.1 million, to $4.9 million during the three-month period ended June 30, 2015, from $4.8 million during the three-month period ended June 30, 2014. The increase was primarily attributable to the inflation related upward adjustment by 4% of the management fee for each vessel (effective January 1, 2015), as provided under our group management agreement; partly offset by the decreased average number of vessels during the three-month period ended June 30, 2015, compared to the three-month period ended June 30, 2014.

General and Administrative expenses – non-cash component

General and administrative expenses – non-cash component for the three-month period ended June 30, 2015, amounted to $2.7 million, representing the value of the shares issued to our manager on June 30, 2015, pursuant to the amended and restated group management agreement, effective as of January 1, 2015. No amounts were incurred in the 2014 period.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs was $1.8 million for the three-month period ended June 30, 2015 and $1.9 million for the three-month period ended June 30, 2014. During the three-month period ended June 30, 2015, one vessel was in process of undergoing her special survey. During the three-month period ended June 30, 2014, one vessel underwent and completed her special survey.

Depreciation

Depreciation expense decreased by 4.9%, or $1.3 million, to $25.3 million during the three-month period ended June 30, 2015, from $26.6 million during the three-month period ended June 30, 2014. The decrease was mainly attributable to a change in the estimated scrap value of vessels, which had a favorable effect of $1.3 million for the three-month period ended June 30, 2015.

Amortization of Prepaid Lease Rentals

Amortization of the prepaid lease rentals were $1.2 million and $1.1 million during the three-month periods ended June 30, 2015 and 2014, respectively.

Loss on Sales / Disposals of Vessels

During the three-month period ended June 30, 2014 we recorded a loss of $2.9 million from the sale of one vessel.

Foreign Exchange Gains/ (Losses)

Foreign exchange losses were $0.1 million during the three-month period ended June 30, 2015. Foreign exchange gains / (losses) were nil during the three-month period ended June 30, 2014.

Interest Income

Interest income for the three-month periods ended June 30, 2015 and 2014, amounted to $0.3 million and $0.2 million, respectively.

Interest and Finance Costs

Interest and finance costs decreased by 3.5%, or $0.8 million, to $21.8 million during the three-month period ended June 30, 2015, from $22.6 million during the three-month period ended June 30, 2014. The decrease was mainly attributable to the decreased loan interest expense charged to the consolidated statement of income resulting from the decrease in the outstanding loan amount.

Equity Gain on Investments

The equity gain on investments of $0.1 million for the three-month period ended June 30, 2015, represents our share of the net gains of fifteen jointly owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of these companies. The net gain of $0.1 million includes an unrealized loss of $0.1 million deriving from a swap option agreement entered into by a jointly-owned company.

Gain / (Loss) on Derivative Instruments

The fair value of our interest rate derivative instruments which were outstanding as of June 30, 2015, equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2015, the fair value of these interest rate derivative instruments in aggregate amounted to a liability of $65.6 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in “Other Comprehensive Income” (“OCI”) while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the three-month period ended June 30, 2015, a net gain of $1.5 million has been included in OCI and a net gain of $10.2 million has been included in Gain / (Loss) on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the three-month period ended June 30, 2015. Furthermore, during the three-month period ended June 30, 2014, we terminated one interest rate derivative instrument that qualified for hedge accounting and we paid the counterparty breakage costs of $3.5 million, in aggregate and has been included in Swaps breakage cost in the 2014 consolidated statement of income.

Cash Flows

Three-month periods ended June 30, 2015 and 2014

Condensed cash flows	Three-month period ended June 30,
(Expressed in millions of U.S. dollars)	2014	2015
Net Cash Provided by Operating Activities	$61.1	$65.3
Net Cash Used in Investing Activities	$(57.9)	$(5.7)
Net Cash Provided by / (Used in) Financing Activities	$(39.0)	$16.1

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities for the three-month period ended June 30, 2015, increased by $4.2 million to $65.3 million, compared to $61.1 million for the three-month period ended June 30, 2014.  The increase was primarily attributable to the favorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $3.8 million, decreased payments for interest (including swap payments) during the period of $3.0 million; partly offset by the decreased cash from operations of $2.0 million and the increased special survey costs of $0.2 million.

 Net Cash Used in Investing Activities

Net cash used in investing activities was $5.7 million in the three-month period ended June 30, 2015, which mainly consisted of  $4.3 million for an advance payment for the construction of one newbuild vessel, ordered pursuant to the Framework Agreement with York.

Net cash used in investing activities was $57.9 million in the three-month period ended June 30, 2014, which consisted of (a) $18.4 million for capitalized costs and advance payments for the construction and delivery of one newbuild vessel (b) $19.8 million in payments for the acquisition of two secondhand vessels, (c) $26.4 million payments (net of $1.8 million we received as a dividend distribution) associated to the equity investments held pursuant to the Framework Agreement with York, which range from 25% to 49% in jointly-owned companies, and (d) a $6.7 million payment we received from the sale for demolition of one vessel.

Net Cash Provided By Financing Activities

Net cash provided by financing activities was $16.1 million in the three-month period ended June 30, 2015, which mainly consisted of (a) $48.7 million of indebtedness that we repaid, (b) $3.3 million we repaid relating to our sale and leaseback agreements (c) $21.7 million we paid for dividends to holders of our common stock for the first quarter of 2015, (d) $1.0 million we paid for dividends  to holders of our 7.625% Series B Cumulative Redeemable Perpetual Preferred Stock ( “Series B Preferred Stock”) and $2.1 million we paid for dividends to holders of our 8.500% Series C Cumulative Redeemable Perpetual Preferred Stock ( “Series C Preferred Stock”), in both cases for the period from January 15, 2015 to April 14, 2015 and (e) $96.6 million net proceeds we received in May 2015 from our public offering, of 4.0 million shares of our Series D Preferred Stock, net of underwriting discounts and expenses incurred in the offering.

Net cash used in financing activities was $39.0 million in the three-month period ended June 30, 2014, which mainly consisted of (a) $106.3 million of indebtedness that we repaid, (b) $9.0 million we drew down from one of our credit facilities, (c) $85.6 million we received regarding the sale and leaseback transaction concluded for one newbuild, (d) $2.5 million we repaid relating to our sale and leaseback agreements, (e) $20.9 million we paid for dividends to holders of our common stock for the first quarter of 2014, and (f) $0.9 million we paid for dividends to holders of our Series B Preferred Stock  for the period from January 15, 2014 to April 14, 2014, and $2.0 million we paid for dividends to holders of our Series C Preferred Stock for the period from the original issuance of the Series C Preferred Stock on January 21, 2014 to April 14, 2014.

Results of Operations

Six-month period ended June 30, 2015, compared to the six-month period ended June 30, 2014

During the six-month period ended June 30, 2015 and 2014, we had an average of 55.0 and 54.4 vessels, respectively in our fleet. In the six-month period ended June 30, 2014, we accepted delivery of the newbuild vessels MSC Azov, MSC Ajaccio and MSC Amalfi with an aggregate TEU capacity of 28,209 TEU and the secondhand vessels Neapolis and Areopolis with an aggregate TEU capacity of 4,119 and we sold the vessel Konstantina with a TEU capacity of 3,351. In the six-month period ended June 30, 2015 and 2014, our fleet ownership days totaled 9,955 and 9,845 days, respectively. Ownership days are the primary driver of voyage revenue and vessels operating expenses and represent the aggregate number of days in a period during which each vessel in our fleet is owned.

	Six-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2014	2015	Change	Change

Voyage revenue	$238.4	$244.1	$5.7	2.4%
Voyage expenses	(1.8)	(1.0)	(0.8)	(44.4%)
Voyage expenses – related parties	(1.8)	(1.8)	-	-
Vessels’ operating expenses	(59.9)	(59.8)	(0.1)	(0.2%)
General and administrative expenses	(2.5)	(2.7)	0.2	8.0%
Management fees – related parties	(9.3)	(9.7)	0.4	4.3%
General and administrative expenses – non-cash component	-	(5.4)	5.4	100.0%
Amortization of dry-docking and special survey costs	(3.8)	(3.6)	(0.2)	(5.3%)
Depreciation	(51.8)	(50.4)	(1.4)	(2.7%)
Amortization of prepaid lease rentals	(1.5)	(2.5)	1.0	66.7%
Loss on sale / disposal of vessels	(2.9)	-	(2.9)	(100.0%)
Foreign exchange gains/ (losses)	(0.1)	0.2	0.3	300.0%
Interest income	0.4	0.7	0.3	75.0%
Interest and finance costs	(48.4)	(49.7)	1.3	2.7%
Swaps breakage cost	(10.2)	-	(10.2)	(100.0%)
Equity loss on investments	(2.3)	-	(2.3)	(100.0%)
Other	2.8	0.3	(2.5)	(89.3%)
Gain on derivative instruments	1.9	11.9	10.0	526.3%
Net Income	$47.2	$70.6

	Six-month period ended June 30,			Percentage
(Expressed in millions of U.S. dollars, except percentages)	2014	2015	Change	Change

Voyage revenue	$238.4	244.1	$5.7	2.4%
Accrued charter revenue	5.1	$1.4	(3.7)	(72.5%)
Voyage revenue adjusted on a cash basis	$243.5	$245.5	$2.0	0.8%

Vessels operational data	Six-month period ended June 30,			Percentage Change
	2014	2015	Change

Average number of vessels	54.4	55.0	0.6	1.1%
Ownership days	9,845	9,955	110	1.1%
Number of vessels under dry-docking	3	3	-

Voyage Revenue

Voyage revenue increased by 2.4%, or $5.7 million, to $244.1 million during the six-month period ended June 30, 2015, from $238.4 million during the six-month period ended June 30, 2014. This increase was mainly attributable to (i) revenue earned by the three newbuild vessels and three secondhand vessels delivered to us during the year ended December 31, 2014; partly offset by (ii) decreased charter rates in certain of our vessels during the six-month period ended June 30, 2015, compared to the six-month period ended June 30, 2014, and (iii) revenues not earned by vessels which were sold for demolition during the nine-month period ended December 31, 2014.

Voyage revenue adjusted on a cash basis (which eliminates non-cash “Accrued charter revenue”), increased by 0.8%, or $2.0 million, to $245.5 million during the six-month period ended June 30, 2015, from $243.5 million during the six-month period ended June 30, 2014. This increase was mainly attributable to (i) revenue earned by the three newbuild vessels and three secondhand vessels delivered to us during the year ended December 31, 2014; partly offset by (ii) decreased charter rates in certain of our vessels during the six-month period ended June 30, 2015, compared to the six-month period ended June 30, 2014, and (iii) revenues not earned by vessels which were sold for demolition during the nine-month period ended December 31, 2014.

Voyage Expenses

Voyage expenses decreased by 44.4%, or $0.8 million, to $1.0 million during the six-month period ended June 30, 2015, from $1.8 million during the six-month period ended June 30, 2014. Voyage expenses mainly include (i) off-hire expenses of our vessels, mainly related to fuel consumption and (ii) third party commissions.

Voyage Expenses – related parties

Voyage expenses – related parties were $1.8 million during the six-month periods ended June 30, 2015 and 2014, and represent fees of 0.75% on voyage revenues charged to us by Costamare Shipping Company S.A. as provided under our group management agreement.

Vessels’ Operating Expenses

Vessels’ operating expenses, which also includes the realized gain / (loss) under derivative contracts entered into in relation to foreign currency exposure, decreased by 0.2% or $0.1 million to $59.8 million during the six-month period ended June 30, 2015, from $59.9 million during the six-month period ended June 30, 2014.

General and Administrative Expenses

General and administrative expenses increased by 8.0% or $0.2 million, to $2.7 million during the six-month period ended June 30, 2015, from $2.5 million during the six-month period ended June 30, 2014. Furthermore, General and administrative expenses for the six-month period ended June 30, 2015, included $1.3 million which is part of the annual fee that our manager receives based on the amended and restated group management agreement, effective as of January, 1, 2015. For the six-month period ended June 30, 2014 this amount was $0.50 million.

Management Fees – related parties

Management fees paid to our managers increased by 4.3%, or $0.4 million, to $9.7 million during the six-month period ended June 30, 2015, from $9.3 million during the six-month period ended June 30, 2014. The increase was primarily attributable to (i) the upward adjustment by 4% of the management fee for each vessel (effective January 1, 2015), as provided under our group management agreement, and (ii) the increased average number of vessels during the six-month period ended June 30, 2015, compared to the six-month period ended June 30, 2014.

General and Administrative expenses – non-cash component

General and administrative expenses – non-cash component for the six-month period ended June 30, 2015, amounted to $5.4 million, representing the value of the shares issued to our manager on March 31, 2015 and on June 30, 2015, pursuant to the amended and restated group management agreement, effective as of January 1, 2015. No amounts were incurred in the 2014 period.

Amortization of Dry-docking and Special Survey Costs

Amortization of deferred dry-docking and special survey costs for the six-month periods ended June 30, 2015 and 2014, were $3.6 million and $3.8 million, respectively. During the six-month period ended June 30, 2014, three vessels, underwent and completed their special survey. During the six-month period ended June 30, 2015, two vessels, underwent and completed their special survey, while one was in process of undergoing her special survey.

Depreciation

Depreciation expense decreased by 2.7%, or $1.4 million, to $50.4 million during the six-month period ended June 30, 2015, from $51.8 million during the six-month period ended June 30, 2014. The decrease was mainly attributable to the depreciation expense not charged for the vessels sold for demolition during the nine-month period ended December 31, 2014 and to a change in the estimated scrap value of vessels, which had a favorable effect of $2.7 million for the six-month period ended June 30, 2015; partly offset by the depreciation expense charged for the three newbuild and three secondhand vessels delivered to us during the year ended December 31, 2014.

Amortization of Prepaid Lease Rentals

Amortization of the prepaid lease rentals were $2.5 million and $1.5 million during the six-month periods ended June 30, 2015 and 2014, respectively.

Loss on Sale/Disposal of Vessels

During the six-month period ended June 30, 2014, we recorded a loss of $2.9 million from the sale of one vessel.

Interest Income

During the six-month periods ended June 30, 2015 and 2014, interest income was $0.7 million and $0.4 million, respectively.

Interest and Finance Costs

Interest and finance costs increased by 2.7%, or $1.3 million, to $49.7 million during the six-month period ended June 30, 2015, from $48.4 million during the six-month period ended June 30, 2014. The increase was mainly attributable to the fact that the 2014 period benefited from the capitalization of interest associated with the delivery of vessels during that period, which did not recur during 2015; partially offset by a reduction in the write off of finance costs relating to loan refinancing in the 2015 period.

Equity Loss on Investments

During the six-month period ended June 30, 2015, the equity gain/ (loss) on investments was nil. The equity gain/ (loss) on investments, represents our share of the net losses of fifteen jointly owned companies pursuant to the Framework Agreement with York. We hold a range of 25% to 49% of the capital stock of these companies. The net gain / (loss) includes an unrealized loss of $0.4 million deriving from a swap option agreement entered into by a jointly-owned company.

Gain on Derivative Instruments

The fair value of our interest rate derivative instruments which were outstanding as of June 30, 2015, equates to the amount that would be paid by us or to us should those instruments be terminated. As of June 30, 2015, the fair value of these interest rate derivative instruments in aggregate amounted to a liability of $65.6 million. The effective portion of the change in the fair value of the interest rate derivative instruments that qualified for hedge accounting is recorded in OCI while the ineffective portion is recorded in the consolidated statements of income. The change in the fair value of the interest rate derivative instruments that did not qualify for hedge accounting is recorded in the consolidated statement of income. For the six-month period ended June 30, 2015, a net gain of $2.2 million has been included in OCI and a net gain of $12.7 million has been included in Gain on derivative instruments in the consolidated statement of income, resulting from the fair market value change of the interest rate derivative instruments during the six-month period ended June 30, 2015. Furthermore, during the six-month period ended June 30, 2014, we terminated three interest rate derivative instruments that qualified for hedge accounting and we paid the counterparty breakage costs of $10.2 million, in aggregate and has been included in Swaps breakage cost in the 2014 consolidated statement of income.

Cash Flows

Six-month periods ended June 30, 2015 and 2014

Condensed cash flows	Six-month period ended June 30,
(Expressed in millions of U.S. dollars)	2014	2015

Net Cash Provided by Operating Activities	$115.0	$120.2
Net Cash Used in Investing Activities	$(123.0)	$(19.1)
Net Cash Provided by / (Used in) Financing Activities	$62.5	$(54.3)

Net Cash Provided by Operating Activities

Net cash flows provided by operating activities increased by $5.2 million to $120.2 million for the six-month period ended June 30, 2015, compared to $115.0 for the six-month period ended June 30, 2014. The increase was primarily attributable to (a) the increased cash from operations of $2.0 million generated mainly from the employment of the three newbuild vessels delivered to us during the year ended December 31, 2014 and (b) the decreased payments for interest (including swap payments) during the period of $3.1 million; partly offset by the unfavorable change in working capital position, excluding the current portion of long-term debt and the accrued charter revenue (representing the difference between cash received in that period and revenue recognized on a straight-line basis) of $1.5 million and the increased special survey costs of $0.4 million.

Net Cash Used in Investing Activities

Net cash used in investing activities was $19.1 million in the six-month period ended June 30, 2015, which mainly consisted of  $17.3 million in advance payments for the construction of three newbuild vessels, ordered pursuant to the Framework Agreement with York.

Net cash used in investing activities was $123.0 million in the six-month period ended June 30, 2014, which consisted of (a) $59.1 million for capitalized costs and advance payments for the construction and delivery of three newbuild vessels, (b) $19.8 million in payments for the acquisition of two secondhand vessels, (c) $50.8 million (net of $1.8 million we received as a dividend distribution) in payments, pursuant to the Framework Agreement with York, to hold an equity interest ranging from 25% to 49% in jointly-owned companies and (d) $6.7 million we received from the sale for demolition of one vessel.

Net Cash Provided By Financing Activities

Net cash used in financing activities was $54.3 million in the six-month period ended June 30, 2015, which mainly consisted of (a) $98.7 million of indebtedness that we repaid, (b) $6.6 million we repaid relating to our sale and leaseback agreements (c) $42.7 million we paid for dividends to holders of our common stock for the fourth quarter of 2014 and first quarter of 2015, and (d) $1.9 million we paid for dividends  to holders of our Series B Preferred Stock and $4.3 million we paid for dividends to holders of our Series C Preferred Stock, in both cases for the periods from October 15, 2014 to January 14, 2015 and January 15, 2015 to April 14, 2015 and (e) $96.6 million net proceeds we received from our public offering in May 2015, of 4.0 million shares of our Series D Preferred Stock, net of underwriting discounts and expenses incurred in the offering.

Net cash provided by financing activities was $62.5 million in the six-month period ended June 30, 2014, which mainly consisted of (a) $253.8 million of indebtedness that we repaid, (b) $9.0 million we drew down from one of our credit facilities, (c) $256.7 million we received regarding the sale and leaseback transaction concluded for the three newbuild vessels, (d) $3.1 million we repaid regarding our sale and leaseback agreements, (e) $41.1 million we paid for dividends to holders of our common stock for the fourth quarter of 2013 and the first quarter of 2014, (f) $1.9 million we paid for dividends to holders of our Series B Preferred Stock for the periods from October 15, 2013 to January 14, 2014 and January 15, 2014 to April 14, 2014, and $2.0 million we paid for dividends to holders of our Series C Preferred Stock for the period from the original issuance of the Series C Preferred Stock on January 21, 2014 to April 14, 2014, and (g) $96.5 million net proceeds we received from our public offering in January 2014, of 4.0 million shares of our Series C Preferred Stock, net of underwriting discounts and expenses incurred in the offering.

Liquidity and Capital Expenditures

Cash and cash equivalents

As of June 30, 2015, we had a total cash liquidity of $220.8 million, consisting of cash, cash equivalents and restricted cash.

Debt-free vessels

As of July 21, 2015, the following vessels were free of debt.

Unencumbered Vessels in the water(*)
(refer to fleet list for full charter details)

Vessel Name	Year Built	TEU Capacity
NAVARINO	2010	8,531
VENETIKO	2003	5,928
MSC ITEA	1998	3,842
LAKONIA	2004	2,586
AREOPOLIS	2000	2,474
MESSINI	1997	2,458
NEAPOLIS	2000	1,645

(*) Does not include one secondhand vessel acquired and five newbuild vessels ordered pursuant to the Framework Agreement with York, which are also free of debt.

Capital commitments

As of July 21, 2015, we had outstanding commitments relating to our ten contracted newbuilds aggregating approximately $302.9 million payable in installments until the vessels are delivered, out of which $180.3 million will be funded through committed financing. The amounts represent our interest in the relevant jointly-owned entities with York.

Conference Call details:

On Wednesday, July 22, 2015, at 8:30 a.m. ET, Costamare’s management team will hold a conference call to discuss the financial results.

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1-866-524-3160 (from the US), 0808 238 9064 (from the UK) or +1-412-317-6760 (from outside the US). Please quote "Costamare".

A replay of the conference call will be available until August 24, 2015. The United States replay number is +1-877-344-7529; the standard international replay number is +1-412-317-0088, and the access code required for the replay is: 10069316.

Live webcast:

There will also be a simultaneous live webcast over the Internet, through the Costamare Inc. website (www.costamare.com) under the “Investors” section. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 41 years of history in the international shipping industry and a fleet of 69 containerships, with a total capacity of approximately 458,000 TEU, including ten newbuild containerships on order. Fourteen of our containerships, including ten newbuilds, have been acquired pursuant to the Framework Agreement with York Capital Management by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C” and “CMRE PR D”, respectively.

Forward-Looking Statements

This earnings release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only Costamare’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of Costamare’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in Costamare Inc.’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Contacts:

Company Contact:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development
Costamare Inc., Athens, Greece
Tel: (+30) 210-949-0050
Email: ir@costamare.com

Fleet List

The tables below provide additional information, as of July 21, 2015, about our fleet of containerships, including our newbuilds on order and the vessels acquired pursuant to the Framework Agreement with York. Each vessel is a cellular containership, meaning it is a dedicated container vessel.

	Vessel Name	Charterer	Year Built	Capacity (TEU)	Time Charter Term(1)	Current Daily Charter Rate (U.S. dollars)	Expiration of Charter(1)	Average Daily Charter Rate Until Earliest Expiry of Charter (U.S. dollars)(2)
1	COSCO GUANGZHOU	COSCO	2006	9,469	12 years	36,400	December 2017	36,400
2	COSCO NINGBO	COSCO	2006	9,469	12 years	36,400	January 2018	36,400
3	COSCO YANTIAN	COSCO	2006	9,469	12 years	36,400	February 2018	36,400
4	COSCO BEIJING	COSCO	2006	9,469	12 years	36,400	April 2018	36,400
5	COSCO HELLAS	COSCO	2006	9,469	12 years	37,519	May 2018	37,519
6	MSC AZOV	MSC	2014	9,403	10 years	43,000	November 2023	43,000
7	MSC AJACCIO	MSC	2014	9,403	10 years	43,000	February 2024	43,000
8	MSC AMALFI	MSC	2014	9,403	10 years	43,000	March 2024	43,000
9	MSC ATHENS	MSC	2013	8,827	10 years	42,000	January 2023	42,000
10	MSC ATHOS	MSC	2013	8,827	10 years	42,000	February 2023	42,000
11	VALOR	Evergreen	2013	8,827	7.0years(i)	41,700	April 2020(i)	41,700
12	VALUE	Evergreen	2013	8,827	7.0 years(i)	41,700	April 2020(i)	41,700
13	VALIANT	Evergreen	2013	8,827	7.0 years(i)	41,700	June 2020(i)	41,700
14	VALENCE	Evergreen	2013	8,827	7.0 years(i)	41,700	July 2020(i)	41,700
15	VANTAGE	Evergreen	2013	8,827	7.0 years(i)	41,700	September 2020(i)	41,700
16	NAVARINO	MSC	2010	8,531	1.0 year		September 2015
17	MAERSK KAWASAKI(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	December 2017	37,000
18	MAERSK KURE(ii)	A.P. Moller-Maersk	1996	7,403	10 years	37,000	December 2017	37,000
19	MAERSK KOKURA(ii)	A.P. Moller-Maersk	1997	7,403	10 years	37,000	February 2018	37,000
20	MSC METHONI	MSC	2003	6,724	10 years	29,000	September 2021	29,000
21	SEALAND NEW YORK	A.P. Moller-Maersk	2000	6,648	11 years	26,100	March 2018	26,100
22	MAERSK KOBE	A.P. Moller-Maersk	2000	6,648	11 years	26,100	May 2018	26,100
23	SEALAND WASHINGTON	A.P. Moller-Maersk	2000	6,648	11 years	26,100	June 2018	26,100
24	SEALAND MICHIGAN	A.P. Moller-Maersk	2000	6,648	11 years	26,100	August 2018	26,100
25	SEALAND ILLINOIS	A.P. Moller-Maersk	2000	6,648	11 years	26,100	October 2018	26,100
26	MAERSK KOLKATA	A.P. Moller-Maersk	2003	6,644	11 years	38,865(3)	November 2019	27,525
27	MAERSK KINGSTON	A.P. Moller-Maersk	2003	6,644	11 years	38,461(4)	February 2020	28,171
28	MAERSK KALAMATA	A.P. Moller-Maersk	2003	6,644	11 years	38,418(5)	April 2020	28,425
29	VENETIKO	OOCL	2003	5,928	0.1 years	15,800	September 2015	15,800
30	ENSENADA EXPRESS(*)	Hapag Lloyd	2001	5,576	2.4 years	19,000	October 2015	19,000
31	MSC ROMANOS	MSC	2003	5,050	5.3 years	28,000	November 2016	28,000
32	ZIM NEW YORK	ZIM	2002	4,992	13 years	13,744	September 2016(6)	13,744
33	ZIM SHANGHAI	ZIM	2002	4,992	13 years	13,744	September 2016(6)	13,744
34	ZIM PIRAEUS	ZIM	2004	4,992	10 years	13,344	September 2015(6)	13,344
35	OAKLAND EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	September 2016	30,500
36	HALIFAX EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	October 2016	30,500
37	SINGAPORE EXPRESS	Hapag Lloyd	2000	4,890	8.0 years	30,500	July 2016	30,500
38	MSC MANDRAKI	MSC	1988	4,828	7.8 years	20,000	August 2017	20,000
39	MSC MYKONOS	MSC	1988	4,828	8.2 years	20,000	September 2017	20,000
40	MSC ULSAN	MSC	2002	4,132	5.3 years	16,500	March 2017	16,500
41	MSC KORONI	MSC	1998	3,842	9.5 years	13,500(7)	September 2018	13,500
42	MSC ITEA	MSC	1998	3,842	1.0 years	7,300	August 2015	7,300
43	KARMEN	Evergreen	1991	3,351	1.0 years	7,500	August 2015	7,500
44	MARINA	Evergreen	1992	3,351	2.5 years	7,000(8)	September 2015	9,749
45	MSC CHALLENGER	MSC	1986	2,633	4.8 years	10,000	August 2015	10,000
46	LAKONIA	Evergreen	2004	2,586	2.0 years	8,600	February 2017	8,600
47	ELAFONISOS(*)	A.P. Moller-Maersk	1999	2,526	0.9 years	7,000	November 2015	7,000
48	AREOPOLIS	Evergreen	2000	2,474	0.7 years	7,200	August 2015	7,200
49	MESSINI	Evergreen	1997	2,458	3.3 years	7,900	February 2016	7,900
50	MSC REUNION	MSC	1992	2,024	8.0 years	7,600(9)	July 2016	10,869
51	MSC NAMIBIA II	MSC	1991	2,023	8.8 years	7,600(10)	July 2016	11,086
52	MSC SIERRA II	MSC	1991	2,023	7.7 years	11,200	June 2016	11,200
53	MSC PYLOS	MSC	1991	2,020	5.0 years	7,250	January 2016	7,250
54	X-PRESS PADMA(*)	Sea Consortium	1998	1,645	2.0 years	8,225	August 2015	8,225
55	NEAPOLIS	Yang Ming	2000	1,645	0.9 years	8,000	October 2015	8,000
56	PROSPER	Sea Consortium	1996	1,504	0.7 years	9,500	August 2015	9,500
57	ZAGORA	MSC	1995	1,162	4.7 years	7,400	May 2016	7,400
58	PETALIDI(*)	CMA CGM	1994	1,162	2.0 years	6,800	August 2015	6,800
59	STADT LUEBECK	CMA CGM	2001	1.078	2.7 years	6,400	August 2015	6,400

Newbuilds

	Vessel Name	Shipyard	Charterer	Expected Delivery (based on latest shipyard schedule)
1	NCP0113(*)	Hanjin Subic Bay		4th Quarter 2015
2	NCP0114(*)	Hanjin Subic Bay		1st Quarter 2016
3	NCP0115(*)	Hanjin Subic Bay		2nd Quarter 2016
4	NCP0116(*)	Hanjin Subic Bay		2nd Quarter 2016
5	NCP0152(*)	Hanjin Subic Bay		4th Quarter 2016
6	S2121(*)	Samsung Heavy	Evergreen	2nd Quarter 2016
7	S2122(*)	Samsung Heavy	Evergreen	2nd Quarter 2016
8	S2123(*)	Samsung Heavy	Evergreen	3rd Quarter 2016
9	S2124(*)	Samsung Heavy	Evergreen	3rd Quarter 2016
10	S2125(*)	Samsung Heavy	Evergreen	3rd Quarter 2016

Our newbuilds on order have an aggregate capacity in excess of 125,000 TEU.

(1)	Charter terms and expiration dates are based on the earliest date charters could expire. Amounts set out for current daily charter rate are the amounts contained in the charter contracts.
(2)
This average rate is calculated based on contracted charter rates for the days remaining between July 21, 2015 and the earliest expiration of each charter. Certain of our charter rates change until their earliest expiration dates, as indicated in the footnotes below.

(3)	This charter rate changes on January 13, 2016 to $26,100 per day until the earliest redelivery date.
(4)	This charter rate changes on April 28, 2016 to $26,100 per day until the earliest redelivery date.
(5)	This charter rate changes on June 11, 2016 to $26,100 per day until the earliest redelivery date.
(6)
The amounts in the table reflect the current charter terms, giving effect to our agreement with Zim under the 2014 restructuring plan. Based on this agreement, we have been granted charter extensions and have been issued equity securities representing 1.2% of Zim’s equity and approximately $8.2 million in interest bearing notes maturing in 2023. In July the Company exercised its option to extend the charters of Zim New York and Zim Shanghai for one year pursuant to its option to extend the charter of two of the three vessels chartered to Zim for successive one year periods at market rate plus $1,100 per day per vessel while the notes remain outstanding.

(7)
As from December 1, 2012 until redelivery, the charter rate is to be a minimum of $13,500 per day plus 50% of the difference between the market rate and the charter rate of $13,500. The market rate is to be determined annually based on the Hamburg ConTex type 3500 TEU index published on October 1 of each year until redelivery.

(8)	This charter rate changes on August 12, 2015 to $11,700 per day until the earliest redelivery date.
(9)	This charter rate changes on August 27, 2015 to $11,200 per day until the earliest redelivery date.
(10)	This charter rate changes on August 2, 2015 to $11,200 per day until the earliest redelivery date.

(i)
Assumes exercise of owner’s unilateral options to extend the charter of these vessels for two one year periods at the same charter rate. The charterer also has corresponding options to unilaterally extend the charter for the same periods at the same charter rate.

(ii)	The charterer has a unilateral option to extend the charter of the vessel for two periods of 30 months each +/-90 days on the final period performed, at a rate of $41,700 per day.
(*)	Denotes vessels acquired pursuant to the Framework Agreement with York. The Company holds an equity interest ranging between 25% and 49% in each of the vessel-owning entities.

COSTAMARE INC.
Consolidated Statements of Income

	Six-months ended June 30,		Three-months ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share amounts)	2014	2015	2014	2015
	(Unaudited)

REVENUES:
Voyage revenue	$238,403	$244,069	$123,505	$123,219

EXPENSES:
Voyage expenses	(1,776)	(1,028)	(1,091)	(392)
Voyage expenses – related parties	(1,788)	(1,829)	(926)	(924)
Vessels' operating expenses	(59,905)	(59,780)	(30,521)	(30,229)
General and administrative expenses	(2,450)	(2,682)	(1,353)	(1,367)
Management fees - related parties	(9,298)	(9,690)	(4,827)	(4,872)
General and administrative expenses – non-cash component	-	(5,383)	-	(2,749)
Amortization of dry-docking and special survey costs	(3,796)	(3,583)	(1,898)	(1,758)
Depreciation	(51,818)	(50,411)	(26,610)	(25,345)
Amortization of prepaid lease rentals	(1,512)	(2,470)	(1,102)	(1,242)
Loss on sale / disposals of vessels	(2,903)	-	(2,903)	-
Foreign exchange gains / (losses)	(110)	230	(47)	(60)
Operating income	$103,047	$107,443	$52,227	$54,281

OTHER INCOME / (EXPENSES):
Interest income	$291	$732	$141	$294
Interest and finance costs	(48,362)	(49,743)	(22,566)	(21,800)
Swaps breakage costs	(10,192)	-	(3,480)	-
Equity gain / (loss) on investments	(2,275)	(47)	3	148
Other	2,803	305	1,928	27
Gain / (Loss) on derivative instruments	1,901	11,923	(873)	11,379
Total other income / (expenses)	$(55,834)	$(36,830)	$(24,847)	$(9,952)
Net Income	$47,213	$70,613	$27,380	$44,329
Earnings allocated to Preferred Stock	(5,719)	(7,313)	(3,113)	(4,303)
Net Income available to common stockholders	$41,494	$63,300	$24,267	$40,026

Earnings per common share, basic and diluted	$0.55	$0.85	$0.32	$0.53
Weighted average number of shares, basic and diluted	74,800,000	74,876,866	74,800,000	74,951,244

COSTAMARE INC.
Consolidated Balance Sheets

	As of December 31,	As of June 30,
(Expressed in thousands of U.S. dollars)	2014	2015
	(Audited)	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$113,089	$159,942
Restricted cash	14,264	14,019
Accounts receivable	2,365	1,303
Inventories	11,565	13,658
Due from related parties	4,447	6,323
Insurance claims receivable	1,759	2,301
Prepaid lease rentals	4,982	4,989
Accrued charter revenue	511	456
Prepayments and other	4,993	6,165
Total current assets	$157,975	$209,156
FIXED ASSETS, NET:
Capital leased assets	$250,547	$246,788
Vessels, net	2,098,820	2,053,710
Total fixed assets, net	$2,349,367	$2,300,498
NON-CURRENT ASSETS:
Investment in affiliates	$73,579	$91,128
Prepaid lease rentals, non-current	40,811	38,334
Deferred charges, net	28,675	26,796
Accounts receivable, non-current	1,425	1,425
Restricted cash	49,818	46,826
Accrued charter revenue	1,025	822
Other non-current assets	12,065	12,426
Total assets	$2,714,740	$2,727,411
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Current portion of long-term debt	$192,951	$186,889
Accounts payable	6,296	7,054
Capital lease obligations	13,508	14,029
Accrued liabilities	19,119	19,409
Unearned revenue	12,929	14,387
Fair value of derivatives	43,287	39,212
Other current liabilities	2,286	2,181
Total current liabilities	$290,376	$283,161
NON-CURRENT LIABILITIES
Long-term debt, net of current portion	$1,326,990	$1,234,361
Capital lease obligations, net of current portion	233,625	226,499
Fair value of derivatives, net of current portion	31,653	26,863
Unearned revenue, net of current portion	29,454	29,012
Total non-current liabilities	$1,621,722	$1,516,735
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS’ EQUITY:
Preferred stock	$-	$-
Common stock	8	8
Additional paid-in capital	858,665	960,664
Retained earnings	103	20,723
Accumulated other comprehensive loss	(56,134)	(53,880)
Total stockholders’ equity	$802,642	$927,515
Total liabilities and stockholders’ equity	$2,714,740	$2,727,411

Financial Summary

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data):	2014	2015	2014	2015

Voyage revenue	$238,403	$244,069	$123,505	$123,219
Accrued charter revenue (1)	$5,121	$1,386	$2,475	$759
Voyage revenue adjusted on a cash basis (2)	$243,524	$245,455	$125,980	$123,978

Adjusted EBITDA (3)	$173,440	$173,328	$91,358	$87,293

Adjusted Net Income available to common stockholders (3)	$64,036	$63,010	$37,312	$34,381
Weighted Average number of shares	74,800,000	74,876,866	74,800,000	74,951,244
Adjusted Earnings per share (3)	$0.86	$0.84	$0.50	$0.46

EBITDA (3)	$152,410	$176,088	$79,415	$94,180
Net Income	$47,213	$70,613	$27,380	$44,329
Net Income available to common stockholders	$41,494	$63,300	$24,267	$40,026
Weighted Average number of shares	74,800,000	74, 876,866	74,800,000	74,951,244
Earnings per share	$0.55	$0.85	$0.32	$0.53

(1) Accrued charter revenue represents the difference between cash received during the period and revenue recognized on a straight-line basis.  In the early years of a charter with escalating charter rates, voyage revenue will exceed cash received during the period and during the last years of such charter cash received will exceed revenue recognized on a straight line basis.
(2) Voyage revenue adjusted on a cash basis represents Voyage revenue after adjusting for non-cash “Accrued charter revenue” recorded under charters with escalating charter rates. However, Voyage revenue adjusted on a cash basis is not a recognized measurement under U.S. generally accepted accounting principles (“GAAP”). We believe that the presentation of Voyage revenue adjusted on a cash basis is useful to investors because it presents the charter revenue for the relevant period based on the then current daily charter rates.  The increases or decreases in daily charter rates under our charter party agreements are described in the notes to the “Fleet List” below.
(3) Adjusted net income available to common stockholders, adjusted earnings per share, EBITDA and adjusted EBITDA are non-GAAP measures. Refer to the reconciliation of net income to adjusted net income and net income available to common stockholders to EBITDA and adjusted EBITDA below.

Non-GAAP Measures

The Company reports its financial results in accordance with U.S. GAAP. However, management believes that certain non-GAAP financial measures used in managing the business may provide users of these financial measures additional meaningful comparisons between current results and results in prior operating periods. Management believes that these non-GAAP financial measures can provide additional meaningful reflection of underlying trends of the business because they provide a comparison of historical information that excludes certain items that impact the overall comparability. Management also uses these non-GAAP financial measures in making financial, operating and planning decisions and in evaluating the Company’s performance. The tables below set out supplemental financial data and corresponding reconciliations to GAAP financial measures for the three-month and six-month periods ended June 30, 2015 and 2014. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, voyage revenue or net income as determined in accordance with GAAP. Non-GAAP financial measures include (i) Voyage revenue adjusted on a cash basis (reconciled above), (ii) Adjusted Net Income available to common stockholders, (iii) Adjusted Earnings per share, (iv) EBITDA and (v) Adjusted EBITDA.

Reconciliation of Net Income to Adjusted Net Income available to common stockholders and Adjusted Earnings per Share

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars, except share and per share data)	2014	2015	2014	2015

Net Income	$47,213	$70,613	$27,380	$44,329
Earnings allocated to Preferred Stock	(5,719)	(7,313)	(3,113)	(4,303)
Net Income available to common stockholders	41,494	63,300	24,267	40,026
Accrued charter revenue	5,121	1,386	2,475	759
Loss on sale / disposal of vessels	2,903	-	2,903	-
Swaps breakage cost	10,192	-	3,480	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	4,715	440	2,212	60
General and administrative expenses – non-cash component	-	5,383	-	2,749
Amortization of prepaid lease rentals	1,512	2,470	1,102	1,242
Realized Loss on Euro/USD forward contracts (1)	-	1,954	-	924
(Gain) / Loss on derivative instruments (1)	(1,901)	(11,923)	873	(11,379)
Adjusted Net income available to common stockholders	$64,036	$63,010	$37,312	$34,381
Adjusted Earnings per Share	$0.86	$0.84	$0.50	$0.46
Weighted average number of shares	74,800,000	74,876,866	74,800,000	74,951,244

Adjusted Net Income available to common stockholders and Adjusted Earnings per Share represent net income after earnings allocated to preferred stock, but before non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, loss on sale/disposal of vessels, realized (gain) /loss on Euro/USD forward contracts, swaps breakage costs, unrealized loss from a swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component, amortization of prepaid lease rentals and non-cash changes in fair value of derivatives.   “Accrued charter revenue” is attributed to the timing difference between the revenue recognition and the cash collection. However, Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are not recognized measurements under U.S. GAAP. We believe that the presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that Adjusted Net Income available to common stockholders and Adjusted Earnings per Share are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share generally eliminates the effects of the accounting effects of capital expenditures and acquisitions, certain hedging instruments and other accounting treatments, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating Adjusted Net Income available to common stockholders and Adjusted Earnings per Share, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted Net Income available to common stockholders and Adjusted Earnings per Share should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted net income. Charges negatively impacting net income are reflected as increases to adjusted net income.

Reconciliation of Net Income to EBITDA and Adjusted EBITDA

	Six-month period ended June 30,		Three-month period ended June 30,
(Expressed in thousands of U.S. dollars)	2014	2015	2014	2015

Net Income	$47,213	$70,613	$27,380	$44,329
Interest and finance costs	48,362	49,743	22,566	21,800
Interest income	(291)	(732)	(141)	(294)
Depreciation	51,818	50,411	26,610	25,345
Amortization of prepaid lease rentals	1,512	2,470	1,102	1,242
Amortization of dry-docking and special survey costs	3,796	3,583	1,898	1,758
EBITDA	152,410	176,088	79,415	94,180
Accrued charter revenue	5,121	1,386	2,475	759
Loss on sale / disposal of vessels	2,903	-	2,903	-
Swaps breakage cost	10,192	-	3,480	-
Unrealized loss from swap option agreement held by a jointly owned company with York included in equity loss on investments	4,715	440	2,212	60
General and administrative expenses – non-cash component	-	5,383	-	2,749
Realized Loss on Euro/USD forward contracts	-	1,954	-	924
(Gain) / Loss on derivative instruments	(1,901)	(11,923)	873	(11,379)
Adjusted EBITDA	$173,440	$173,328	$91,358	$87,293

EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation and amortization of deferred dry-docking and special survey costs. Adjusted EBITDA represents net income before interest and finance costs, interest income, amortization of prepaid lease rentals, depreciation, amortization of deferred dry-docking and special survey costs, non-cash “Accrued charter revenue” recorded under charters with escalating charter rates, loss on sale / disposal of vessels, realized gain / (loss) on Euro / USD forward contracts, swaps breakage costs, unrealized loss from swap option agreement held by a jointly owned company with York, which is included in equity loss on investments, General and administrative expenses – non-cash component and non-cash changes in fair value of derivatives. “Accrued charter revenue” is attributed to the time difference between the revenue recognition and the cash collection. However, EBITDA and Adjusted EBITDA are not recognized measurements under U.S. GAAP. We believe that the presentation of EBITDA and Adjusted EBITDA are useful to investors because they are frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. We also believe that EBITDA and Adjusted EBITDA are useful in evaluating our ability to service additional debt and make capital expenditures. In addition, we believe that EBITDA and Adjusted EBITDA are useful in evaluating our operating performance and liquidity position compared to that of other companies in our industry because the calculation of EBITDA and Adjusted EBITDA generally eliminates the effects of financings, income taxes and the accounting effects of capital expenditures and acquisitions, items which may vary for different companies for reasons unrelated to overall operating performance and liquidity. In evaluating EBITDA and Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of EBITDA and Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.
(1) Items to consider for comparability include gains and charges. Gains positively impacting net income are reflected as deductions to adjusted EBITDA. Charges negatively impacting net income are reflected as increases to adjusted EBITDA.